SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D


                      UNDER SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. ________)*



                      Non-Invasive Monitoring Systems, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    655366508
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                                 (CUSIP Number)

                               Phillip Frost, M.D.
                             4400 Biscayne Boulevard
                              Miami, Florida 33137
                            Telephone:(305) 575-6511
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 August 17, 2005
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             (Date of Event Which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     Phillip Frost, M.D
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  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |X|
     (b)  |_|
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  3. SEC Use Only
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  4. Source of Funds (1)

     OO
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  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
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  6. Citizenship or Place of Organization

     Florida, United States
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               7.       Sole Voting Power
 Number of
   Shares               0
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             10,750,000 (1)(2)
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  9. Sole Dispositive Power

     0
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 10. Shared Dispositive Power

     10,750,000 (1)(2)
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 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     10,750,000 (1)(2)
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
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13. Percent of Class Represented by Amount in Row (11)

     19.3%
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14. Type of Reporting Person (See Instructions)

    IN
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(1) These shares are held by Frost Gamma Investments Trust, of which the reporting person is the trustee and Frost Gamma, Limited Partnership is the sole and exclusive beneficiary. The reporting person is the sole limited partner of Frost Gamma, Limited Partnership. The general partner of Frost Gamma, Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada corporation. The reporting person is also the sole shareholder of Frost Nevada Corporation. As such, the reporting person may be deemed the beneficial owner of all shares owned by the Frost Gamma Investments Trust by virtue of his power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares owned by the Trust.

(2) Includes 3,250,000 shares of common stock issuable upon exercise of warrants issued by the Company on August 17, 2005 to the Reporting Person.

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Frost Gamma Investments Trust, I.R.S. I.D. #46-0464745
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |X|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
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  4. Source of Funds (1)

     WC
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  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
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  6. Citizenship or Place of Organization

     Florida, United States
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               7.       Sole Voting Power
 Number of
   Shares               0
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             10,750,000 (1)(2)
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     0
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     10,750,000 (1)(2)
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     10,750,000 (1)(2)
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     19.3%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    OO
-------------------------------------------------------------------------------

(1) These shares are held by the reporting person, of which Phillip Frost is the trustee and Frost Gamma, Limited Partnership is the sole and exclusive beneficiary. Dr. Frost is the sole limited partner of Frost Gamma, Limited Partnership. The general partner of Frost Gamma, Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada corporation. Dr. Frost is also the sole shareholder of Frost Nevada Corporation.

(2) Includes 3,250,000 shares of common stock issuable upon exercise of warrants issued by the Company on August 17, 2005 to the Reporting Person.

Item 1. Security and Issuer.

        This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, par value $0.001 per share (the "Shares"), of Non-Invasive Monitoring Systems, Inc., a Florida corporation (the "Company"). The principal executive offices of the Company are located at 1666 Kennedy Causeway Avenue, Suite 308 North Bay Village Florida 33141

Item 2. Identity and Background.

            (a) This Schedule 13D is being filed by Phillip Frost, M.D., an individual ("Frost") and Frost Gamma Investments Trust, a Florida trust (the "Trust") (collectively, the "Reporting Persons").

            (b) Each of Frost and the Trust has a business address of 4400 Biscayne Blvd., Miami, Florida 33137.


            (c) Frost's present principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of IVAX Corporation, a Florida corporation, which through its subsidiaries is engaged primarily in the research, development, manufacturing, marketing and distribution of health care products. Dr. Frost's principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

                  The Trust is a trust organized under the laws of the State of Florida. The Trust's principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

            (d) To the best knowledge of each of the Reporting Persons, neither such Reporting Person has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

            (e) To the best knowledge of each of the Reporting Persons, neither such Reporting Person was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, Federal or State securities laws or finding any violation with respect to such laws during last five years.

            (f)   Frost is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

      The source and amount of funds with respect to the purchase of 7,500,000 Shares of the Issuer (which includes 1,500,000 Shares issued upon conversion of two promissory notes held by the Reporting Person pursuant to loans made by the Reporting Person to the Issuer) and 3,250,000 warrants to purchase additional Shares of the Issuer provided from the working capital of the Trust.

Item 4. Purpose of Transaction.

      The Reporting Persons acquired the Shares of the Issuer for investment purposes.

Item 5. Interest in Securities of the Issuer.

      (a) and (b)

      -------------------------------- ---------------------------------- -------------------------------
                   Name                    Shares Beneficially Owned      Percentage Beneficially Owned
      -------------------------------- ---------------------------------- -------------------------------
            Phillip Frost, M.D.               10,750,000 (2) (3)                    19.3% (1)
      -------------------------------- ---------------------------------- -------------------------------
       Frost Gamma Investments Trust          10,750,000 (2) (3)                    19.3% (1)
      -------------------------------- ---------------------------------- -------------------------------


            (1) Based on (i) 31,221,971 Shares outstanding as of June 14, 2005, as reported by Issuer and (ii) the issuance of 24,250,000 Shares (including commons stock issuable upon the exercise of warrants by the Reporting Person as described in footnote (3) below) of which 10,750,000 Shares are reported in this Schedule 13D.

            (2) These shares are owned as of record by the Trust, of which the reporting person is the trustee and Frost Gamma, Limited Partnership is the sole and exclusive beneficiary. Frost is the sole limited partner of Frost Gamma, Limited Partnership. The general partner of Frost Gamma, Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada corporation. Frost is also the sole shareholder of Frost Nevada Corporation. As such Frost may be deemed the beneficial owner of all shares owned by the Trust by virtue of his power to vote or direct the vote of such Shares or to dispose or direct the disposition of such Shares owned by the Trust.

            (3) Includes 3,250,000 shares of common stock issuable upon exercise of warrants issued by the Company on August 17, 2005 to the Reporting Person.

      (c) No transactions have been effected between the Issuer and the Reporting Persons except those described in Items 3 and 4 specifically and this Schedule 13D generally. Information contained in Items 3 and 4 above is hereby incorporated by reference.

      (d) No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares owned by the Reporting Persons.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      N/A

Item 7. Material to be filed as Exhibits

      N/A

                                    SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2005                   /s/ Phillip Frost
                                         -----------------------------------
                                         Phillip Frost, M.D.


                                         FROST GAMMA INVESTMENTS TRUST

                                         By: /s/ Phillip Frost
                                             -------------------------------
                                         Name:  Phillip Frost, M.D., Trustee